June 3, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tia Jenkins
Senior Assistant Chief Accountant

Re:	Heckman Corporation
Form 8-K
Filed March 14, 2011
Correspondence Submitted May 12, 2011
File No. 001-33816

Ladies and Gentlemen:

This letter is submitted by Heckmann Corporation, a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in a letter dated May 27, 2011. The Staff’s comments related to the Company’s Current Report on Form 8-K filed on March 14, 2011 (the “Form 8-K”).

For the convenience of the Staff, the Staff’s comment is restated in italics prior to the Company’s response, below.

Form 8-K filed March 14, 2011

Response submitted on May 12, 2011

1.	We are not persuaded by your analysis of SAB Topic 1.M. and continue to believe that you should revise the Item 4.02(a) Form 8-K to disclose the correction of the fair value of the contingent consideration from additional paid-in capital to a liability and its impact on the financial statements.

In response to the Staff’s comment, the Company will file an amendment to the Form 8-K revising Item 4.02(a) to disclose the correction of the fair value of the contingent consideration from additional paid-in capital to a liability and its impact on the financial statements.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (412) 329-7275 ext 102.

Respectfully submitted,

/s/ Damian C. Georgino
Damian C. Georgino
Executive Vice President, Corporate Development and Chief Legal Officer